                                                                    EXHIBIT (99)

                            FIRST UNION AND WACHOVIA
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact of the proposed merger of First Union Corporation and Wachovia Corporation on the companies' historical financial positions and results of operations under the purchase accounting method. Under this method of accounting, the assets and liabilities of the company not surviving the merger are, as of the effective date of the merger, recorded at their respective fair values and added to those of the surviving corporation. The unaudited pro forma condensed combined financial information combines the historical financial information of First Union and Wachovia as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The unaudited pro forma condensed combined balance sheet as of March 31, 2001, assumes the merger was consummated on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been consummated at the beginning of each period presented.

The proposed merger, which was announced on April 16, 2001, provides for the exchange of two shares of First Union common stock for each outstanding share of Wachovia common stock. The unaudited pro forma condensed combined financial information is based on, and derived from, and should be read in conjunction with the historical consolidated financial statements and the related notes of both First Union and Wachovia.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred or financial position if the merger had been consummated during the periods or as of the date for which the pro forma data are presented, nor is it necessarily indicative of future operating results or financial position of the combined company.

More information related to the proposed merger can be found in First Union's Current Report on Form 8-K dated April 16, 2001, which is incorporated herein by reference.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            FIRST UNION AND WACHOVIA

                                 MARCH 31, 2001

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of First Union and Wachovia assuming the companies had been combined as of March 31, 2001, on a purchase accounting basis.

                                                                                                       March 31, 2001
                                                         -------------------------------------------------------------

                                                                 First                     Pro Forma        Pro Forma
(In millions)                                                    Union      Wachovia     Adjustments         Combined
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks (NOTE 4)                      $          7,857         3,015          (1,578)           9,294
Interest-bearing bank balances                                   2,971           238               -            3,209
Federal funds sold and securities
  purchased under resale agreements                             11,866           592               -           12,458
----------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                         22,694         3,845          (1,578)          24,961
----------------------------------------------------------------------------------------------------------------------
Trading account assets                                          20,431           884               -           21,315
Securities (NOTE 4)                                             51,528         9,050              33           60,611
Loans, net of unearned income                                  122,853        56,703               -          179,556
  Allowance for loan losses                                     (1,759)         (851)              -           (2,610)
----------------------------------------------------------------------------------------------------------------------
        Loans, net                                             121,094        55,852               -          176,946
----------------------------------------------------------------------------------------------------------------------
Premises and equipment (NOTE 4)                                  4,968           957            (102)           5,823
Due from customers on acceptances                                  894            79               -              973
Goodwill and other intangible assets (NOTES 3 AND 4)             3,690         1,506           7,637           12,833
Other assets (NOTE 4)                                           27,650         3,433             (75)          31,008
----------------------------------------------------------------------------------------------------------------------
        Total assets                                  $        252,949        75,606           5,915          334,470
======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits (NOTE 4)                         28,582         8,884            (285)          37,181
  Interest-bearing deposits (NOTE 4)                           112,213        36,733          (1,215)         147,731
----------------------------------------------------------------------------------------------------------------------
        Total deposits                                         140,795        45,617          (1,500)         184,912
Short-term borrowings                                           39,719         9,490               -           49,209
Bank acceptances outstanding                                       902            79               -              981
Trading account liabilities                                      8,130           428               -            8,558
Other liabilities (NOTE 4)                                      11,230         2,415           1,023           14,668
Long-term debt                                                  36,092        10,712               -           46,804
----------------------------------------------------------------------------------------------------------------------
        Total liabilities                                      236,868        68,741            (477)         305,132
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock (NOTES 2 AND 4)                                      -             -              50               50
Common stock (NOTES 2 AND 4)                                     3,271         1,052             350            4,673
Paid-in capital (NOTE 4)                                         6,307         1,142          10,787           18,236
Retained earnings (NOTE 4)                                       6,281         4,596          (4,720)           6,157
Accumulated other comprehensive
  income, net (NOTE 4)                                             222            75             (75)             222
----------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                              16,081         6,865           6,392           29,338
----------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity    $        252,949        75,606           5,915          334,470
======================================================================================================================

See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                        THREE MONTHS ENDED MARCH 31, 2001

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2001, on a purchase accounting basis.

                                                                                            Three Months Ended March 31, 2001
                                                      ------------------------------------------------------------------------

                                                                First                            Pro Forma          Pro Forma
(In millions)                                                   Union           Wachovia       Adjustments           Combined
------------------------------------------------------------------------------------------------------------------------------
Interest income                                     $           4,025              1,350                 -              5,375
Interest expense                                                2,323                720                 -              3,043
------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             1,702                630                 -              2,332
Provision for loan losses                                         219                122                 -                341
------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                                   1,483                508                 -              1,991
Securities transactions - portfolio                               (16)                 9                 -                 (7)
Fee and other income                                            1,590                492                 -              2,082
Restructuring and merger-related charges                            2                 13                 -                 15
Noninterest expense (NOTES 5 AND 8)                             2,207                619               187              3,013
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        848                377              (187)             1,038
Income taxes (NOTES 5 AND 8)                                      264                135               (40)               359
------------------------------------------------------------------------------------------------------------------------------
Net income                                          $             584                242              (147)               679
==============================================================================================================================
PER COMMON SHARE DATA (NOTE 6)
Basic                                               $            0.60               1.17                 -               0.48
Diluted                                             $            0.59               1.17                 -               0.47
Average common shares outstanding (In thousands)
  Basic                                                       967,671            206,061           206,061          1,379,793
  Diluted                                                     975,847            207,569           207,569          1,390,985


See accompanying notes to pro forma financial information.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                            FIRST UNION AND WACHOVIA

                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited pro forma combined condensed statement of income combines the consolidated historical statements of income of First Union and Wachovia assuming the companies had been combined as of January 1, 2000, on a purchase accounting basis.

                                                                                               Year Ended December 31, 2000
                                                    ------------------------------------------------------------------------

                                                              First                            Pro Forma          Pro Forma
(In millions)                                                 Union           Wachovia       Adjustments           Combined
----------------------------------------------------------------------------------------------------------------------------
Interest income                                   $          17,534              5,345                 -             22,879
Interest expense                                             10,097              2,830                 -             12,927
----------------------------------------------------------------------------------------------------------------------------
Net interest income                                           7,437              2,515                 -              9,952
Provision for loan losses                                     1,736                588                 -              2,324
----------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses                                                 5,701              1,927                 -              7,628
Securities transactions - portfolio                          (1,134)                 -                 -             (1,134)
Fee and other income                                          7,846              1,931                 -              9,777
Restructuring and merger-related charges                      2,190                136                 -              2,326
Noninterest expense (NOTES 5 AND 8)                           9,520              2,447               749             12,716
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of a change in accounting principle                    703              1,275              (749)             1,229
Income taxes (NOTES 5 AND 8)                                    565                443              (160)               848
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in
  accounting principle                            $             138                832              (589)               381
============================================================================================================================
PER COMMON SHARE DATA (NOTE 6)
Income before change in accounting principle
  Basic                                           $            0.12               4.10                 -               0.26
  Diluted                                         $            0.12               4.07                 -               0.26
Average common shares outstanding (In thousands)
  Basic                                                     970,608            202,989           202,989          1,376,586
  Diluted                                                   974,172            204,450           204,450          1,383,072

----------------

See accompanying notes to pro forma financial information.

         NOTES TO FIRST UNION AND WACHOVIA UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

                            FIRST UNION AND WACHOVIA

                        THREE MONTHS ENDED MARCH 31, 2001
                          YEAR ENDED DECEMBER 31, 2000

                                   (UNAUDITED)
--------------------------------------------------------------------------------

(1) The merger will be accounted for using the purchase method of accounting, and accordingly, the assets and liabilities of Wachovia will be recorded at their respective fair values on the date the merger is completed. The shares of First Union common stock issued to effect the merger will be recorded at $31.15 per share which is the average price of the shares over a four-day period surrounding the date the merger was announced.

         The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Wachovia at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of Wachovia, principally loans and borrowings, will also be subject to adjustment to their respective fair values. Pending more detailed analyses, no pro forma adjustments are included herein for these assets and liabilities.

         The unaudited pro forma financial information includes the impact of required deposit divestitures estimated to be $1.5 billion. We expect to realize significant revenue enhancements and cost savings following the merger which also are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Wachovia's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Wachovia will change the amount of the purchase price allocable to goodwill. Additionally, changes to Wachovia's stockholders' equity including net income from April 1, 2001 through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

(2) The pro forma financial information for the merger is included only as of and for the three months ended March 31, 2001, and for the year ended December 31, 2000. The pro forma adjustments in the pro forma financial statements reflect an exchange ratio of 2 shares of First Union common stock for each of the 210,335,000 shares of Wachovia common stock that were outstanding at March 31, 2001. The unaudited pro forma information presented in the pro forma financial statements is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

         The pro forma financial information reflects the addition of 420,670,000 shares of First Union common stock with an aggregate par value of $1.4 billion, an increase in paid-in capital of $11.9 billion for the excess of the fair value of the shares over the par value, and goodwill and deposit base premium of $7.3 billion and $1.8 billion, respectively. Included in the pro forma financial information for the three months ended March 31, 2001, is the assumption that shareholders holding 50% of Wachovia common stock, or 105,168,000 common shares, will elect to receive the one-time cash payment of $0.48 per Wachovia share, or a total of $51 million, which will be paid to Wachovia shareholders in connection with the merger. It is assumed that the remaining 50% of Wachovia shareholders will elect to receive 210,335,000 shares of First Union dividend equalization preferred stock (DEPs), which based on the current quarterly Wachovia common stock dividend rate of $0.30 per share and the quarterly First Union common stock dividend rate of $0.24 per share, would have entitled the holders of the First Union dividend equalization preferred stock to receive a dividend of $.06 per share, or a total of $13 million, for the three months ended March 31, 2001. The assumption that one-half of Wachovia's shareholders will elect to receive the $0.48 cash payment and one-half will elect to receive DEPs was deemed to be the most reasonable and least speculative assumption for purposes of this presentation because First Union and Wachovia do not currently know which election Wachovia shareholders will make upon completion of the merger. The estimated present value of the DEPs is $0.48 per Wachovia share, or $50 million, and accordingly, is included in the pro forma financial information.

         We attributed a value of $0.24 per DEP by calculating the present value of the difference between $0.30 per share and the regular quarterly dividend per common share we estimate for the combined company. We based our estimate of the combined company's regular quarterly common stock dividend on a cash basis dividend payout ratio of slightly less than 33%. This results in dividends of $0.06 per DEP for the first two quarters after the merger, $0.04 per DEP for the next two quarters and $0.02 per DEP for the next three quarters. These estimated dividends amount to $0.26 per DEP, and since the dividends are cumulative, the full amount of the estimated difference has been included in the valuation. The present value of the total estimated DEP dividend is $0.24 using a discount rate of 13%. We selected the 13% discount rate based on the risk free rate adjusted for our credit standing and the uncertainty associated with the combined company's future dividends. We do not believe that the liquidation preference of the DEPs or whether the DEPs will be listed on an exchange or quoted through an interdealer quotation system materially affects their present value, and therefore, we did not include these factors in our valuation. The combined company's dividend policy is subject to change and, accordingly, the amount of dividends actually paid may differ from the amounts we assumed for purposes of our present value calculations.

         Upon completion of the merger, Wachovia stock options will be exchanged for stock options of the combined company with the number of options and option price adjusted for the 2-for-1 exchange ratio. The vesting will continue in accordance with the vesting schedule of the original Wachovia options. Vested and unvested employee stock options issued by the combined company in exchange for stock options held by employees of Wachovia are considered part of the purchase price, and accordingly, the purchase price includes the fair value of employee stock options of $227 million.

         The fair value of the combined company options that will be issued in exchange for the Wachovia options was estimated using the Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of employee stock options. The more significant assumptions used in estimating the fair value of the First Union stock options to be issued in exchange for Wachovia stock options include a risk-free interest rate of 4.5 percent, a dividend yield of 3.2 percent, weighted average expected life of 5.3 years, and volatility of the combined company stock of 45 percent.

         Additionally, the pro forma balance sheet adjustments include an estimated $112 million restructuring accrual; payment of an estimated $78 million of merger-related charges; an estimated net adjustment of $144 million to reflect the net assets of Wachovia at their respective fair values; and an estimated $520 million to reflect the amounts allocated to liabilities assumed in the purchase business combination. The liabilities assumed in the merger consist principally of personnel related costs which include involuntary termination benefits for employees severed in connection with the merger as well as relocation costs for continuing employees, costs to cancel contracts that will provide no future benefit to the combined company, and occupancy related costs representing the present value of future lease payments or lease cancellations penalties for space vacated in connection with the merger. The $520 million includes only those costs associated with the company not surviving the merger. These balance sheet adjustments are part of a total of $1.4 billion of restructuring charges, merger-related charges and purchase accounting adjustments as shown in Note 9 below. The rest of the $1.4 billion is estimated merger-related charges not reflected in the pro forma financial statements since they will be recorded in years 2002 through 2004.

         The restructuring and merger-related adjustments are not included in the pro forma statements of income since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

(3) The computation of the purchase price, the allocation of the purchase price to the net assets of Wachovia based on fair values estimated at March 31, 2001, the basis for determining the amount of deposit base premium allocated to the purchase price and the resulting amount of goodwill are presented below.

(In millions)                                                                                                       March 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Purchase price
  Wachovia common stock outstanding (In thousands)                                                         210,335
  Exchange ratio                                                                                                 2
                                                                                                         ----------
        Total (In thousands)                                                                               420,670
  Purchase price per Wachovia common share                                                             $     31.15   $      13,104
                                                                                                         ==========
  Wachovia common shares electing to receive DEPs shares (In thousands)                                    105,168
  Estimated present value per share                                                                    $      0.48              50
                                                                                                         ==========
  Cash dividend                                                                                                                 51
  Fair value of outstanding employee stock options                                                                             227
-----------------------------------------------------------------------------------------------------------------------------------
          Total purchase price                                                                                              13,432
  Net assets acquired
    Wachovia stockholders' equity                                                                      $     6,865
    Wachovia goodwill and other intangible assets                                                      $    (1,506)         (5,359)
                                                                                                         ==========   -------------
          Excess of purchase price over carrying value of net assets acquired                                                8,073
  Estimated adjustments to reflect net assets acquired at fair value
    Investment securities                                                                                                      (33)
    Premises and equipment                                                                $        102
    Other assets                                                                          $         75         177
                                                                                          =============
  Estimated amounts allocated to liabilities assumed in the purchase business combination
      Personnel related                                                                   $        289
      Contract cancellations                                                                        93
      Occupancy related                                                                             55
      Other                                                                               $         83         520             697
                                                                                          =============  ==========
  Deferred income taxes
        Estimated deposit base intangible                                                              $     1,825
        Investment securities - adjustment to fair value                                                        33
        Estimated purchase accounting adjustments                                                             (697)
                                                                                                         ----------
          Total                                                                                        $     1,161
        Income tax rate                                                                                       0.35             406
                                                                                                         ==========
  Deduct
    Estimated deposit base intangible
      Wachovia deposits                                                                                $    45,617
      Premium rate                                                                                            0.04          (1,825)
-----------------------------------------------------------------------------------------------------------------------------------
        Goodwill                                                                                                     $       7,318
===================================================================================================================================

(4) The pro forma adjustments related to the pro forma balance sheet at March 31, 2001, are presented below.

                                                                                                               March 31,
(In millions)                                                                                                       2001
-------------------------------------------------------------------------------------------------------------------------
Cash
  Assumed deposit divestiture                                                                            $        (1,500)
  Merger-related charges                                                                                             (78)
-------------------------------------------------------------------------------------------------------------------------
    Total cash adjustments                                                                                        (1,578)
Investment securities - adjustment to fair value                                                                      33
Premises and equipment - adjustment to fair value                                                                   (102)
Goodwill and other intangible assets - adjustment
  Goodwill                                                                                                         7,318
  Wachovia goodwill and other intangible assets                                                                   (1,506)
  Deposit base intangible                                                                                          1,825
-------------------------------------------------------------------------------------------------------------------------
        Goodwill and other intangible assets adjustment, net                                                       7,637
-------------------------------------------------------------------------------------------------------------------------
Other assets - adjustment to fair value                                                                              (75)
-------------------------------------------------------------------------------------------------------------------------
        Total                                                                                            $         5,915
=========================================================================================================================
Deposits
  Noninterest-bearing - assumed divestiture of 19 percent of $1.5 billion                                           (285)
  Interest-bearing - assumed divestiture of 81 percent of $1.5 billion                                            (1,215)
-------------------------------------------------------------------------------------------------------------------------
        Total deposit adjustment                                                                                  (1,500)
-------------------------------------------------------------------------------------------------------------------------
Other liabilities
  Personnel related                                                                                                  289
  Occupancy related                                                                                                   55
  Contract cancellations                                                                                              93
  Dividend payable                                                                                                    51
  Restructuring accrual                                                                                              112
  Other                                                                                                               83
  Current income taxes (benefits)
    Restructuring accrual                                                                    $      (112)
    Merger-related charges                                                                           (78)
                                                                                               ----------
      Total restructuring and merger-related charges adjustment                              $      (190)
      Income tax rate                                                                               0.35             (66)
                                                                                               ==========
  Deferred income taxes
    Purchase accounting adjustments (Note 3)                                                                         406
-------------------------------------------------------------------------------------------------------------------------
        Total other liabilities adjustment                                                                         1,023
-------------------------------------------------------------------------------------------------------------------------
        Total liabilities adjustment                                                                                (477)
-------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
  Preferred stock adjustment                                                                                          50
-------------------------------------------------------------------------------------------------------------------------
  Common stock adjustment
    Shares of common stock to be issued (In thousands)                                           420,670
    First Union par value                                                                    $      3.33           1,402
                                                                                               ==========
    Less Wachovia common stock                                                                                    (1,052)
-------------------------------------------------------------------------------------------------------------------------
        Common stock adjustment                                                                                      350
-------------------------------------------------------------------------------------------------------------------------
  Paid-in capital adjustment
    Purchase price - Wachovia common shares                                                                       13,104
    Fair value of outstanding employee stock options                                                                 227
    Wachovia retained earnings                                                                                     4,596
    Wachovia accumulated other comprehensive income                                                                   75
    Wachovia  stockholders' equity                                                                                (6,865)
    Common stock adjustment                                                                                         (350)
-------------------------------------------------------------------------------------------------------------------------
        Paid-in capital adjustment                                                                                10,787
-------------------------------------------------------------------------------------------------------------------------
  Retained earnings adjustment
    Restructuring and merger-related charges adjustment, net of current income tax benefit                          (124)
    Elimination of Wachovia retained earnings                                                                     (4,596)
-------------------------------------------------------------------------------------------------------------------------
        Retained earnings adjustment                                                                              (4,720)
-------------------------------------------------------------------------------------------------------------------------
  Elimination of Wachovia accumulated other comprehensive income                                                     (75)
-------------------------------------------------------------------------------------------------------------------------
          Stockholders' equity adjustment                                                                          6,392
-------------------------------------------------------------------------------------------------------------------------
        Total                                                                                            $         5,915
=========================================================================================================================

(5) The following pro forma adjustments related to the unaudited pro forma combined condensed statements of income reflect amortization on a seven-year sum-of-the-years' digits method for the deposit base intangible and a 25-year straight-line amortization method for goodwill.

                                                                                                             Three
                                                                                                            Months            Year
                                                                                                             Ended           Ended
                                                                                                         March 31,    December 31,
(In millions)                                                                                                 2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Noninterest expense adjustments
  Deposit base intangible amortization                                                                 $       114             456
  Goodwill amortization                                                                                         73             293
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense adjustment                                                                   187             749
-----------------------------------------------------------------------------------------------------------------------------------
Reduction in income before income taxes and cumulative effect of a
 change in accounting principle                                                                               (187)           (749)
-----------------------------------------------------------------------------------------------------------------------------------
Income tax adjustment
  Deposit base intangible amortization                                                                         114             456
  Income tax rate                                                                                             0.35            0.35
-----------------------------------------------------------------------------------------------------------------------------------
        Total income tax adjustment                                                                            (40)           (160)
-----------------------------------------------------------------------------------------------------------------------------------
Reduction in income before cumulative effect of a change
 in accounting principle                                                                               $      (147)           (589)
===================================================================================================================================

(6) The pro forma computation of basic and diluted earnings per share for the three months ended March 31, 2001, and for the year ended December 31, 2000, is presented below.

                                                                                                             Three
                                                                                                            Months            Year
                                                                                                             Ended           Ended
                                                                                                         March 31,    December 31,
(Dollars in millions, except per share data)                                                                  2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of a change in accounting principle                                    $       679             381
Less:
  Dividends on preferred stock                                                                                 (13)              -
  Imputed interest on First Union's transactions in its common stock                                            (7)            (21)
-----------------------------------------------------------------------------------------------------------------------------------
Income available to common stockholders
  before cumulative effect of a change in accounting principle                                         $       659             360
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                               $      0.48            0.26
Diluted earnings per share                                                                             $      0.47            0.26
Average shares - basic (In thousands)                                                                    1,379,793       1,376,586
Average shares - diluted (In thousands)                                                                  1,390,985       1,383,072
-----------------------------------------------------------------------------------------------------------------------------------

(7) On March 1, 2001, Wachovia completed the purchase of Republic Security Financial Corporation, a bank holding company headquartered in West Palm Beach, Florida. Republic Security had assets of $3.1 billion and deposits of $2.1 billion at December 31, 2000. The transaction was accounted for as a purchase and resulted in intangible assets of approximately $260 million and the issuance of 6.1 million shares of Wachovia common stock. The historical financial information for Wachovia includes this acquisition as of and for the one month ended March 31, 2001, and the pro forma financial information presented herein is not adjusted for this acquisition on a pro forma basis.

         On April 9, 2001, Wachovia announced an agreement to sell its credit card portfolio, which will be recorded as a discontinued operation by Wachovia. The portfolio includes 2.8 million customer accounts and managed balances of $8 billion. The transaction is expected to close in the second quarter of 2001, subject to regulatory approval, and is expected to result in a pre-tax gain of approximately $1.4 billion. This transaction is not included in the pro forma financial information presented herein.

(8) The Financial Accounting Standards Board has issued a Proposed Statement of Financial Accounting Standards addressing the accounting for business combinations and acquired intangible assets. Under this proposed standard, goodwill and certain other intangible assets would not be subject to amortization, but rather would be subject to periodic testing for impairment. Deposit base intangible would continue to be subject to amortization. The FASB currently expects to issue a final standard in mid-July; however, there is no assurance that they will issue the final standard in accordance with that timetable or that the final standard will have the same provisions as currently proposed.

(9) In connection with the merger, we have begun to further develop our plans, which are currently very preliminary, to consolidate the operations of the two companies. The specific details of these plans will be refined over the next several months. We are currently in the process of assessing the two companies' personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of former Wachovia employees, vacating former Wachovia leased premises, canceling contracts between the former Wachovia and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by the former Wachovia. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of our plans.

         In addition to decisions regarding former Wachovia employees and activities, certain decisions may be made to involuntarily terminate former First Union employees, vacate former First Union leased premises, cancel contracts and sell or otherwise dispose of certain premises, furniture and equipment owned by First Union. The costs of all such decisions would be recorded as a restructuring charge in the results of operations of the combined company in the period in which our plans are finalized and approved by the appropriate level of management. We expect to record a restructuring charge upon completion of the merger and additional restructuring charges may follow during the merger integration period as plans are finalized.

         In addition to the costs described above, we will incur merger-related charges in the process of combining the operations of the two companies. These merger-related charges include system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that these costs will be incurred over a three-year period after completion of the merger.

         The following is a summary of estimated purchase accounting adjustments, restructuring charges and merger-related charges.

                                   Purchase                                                                 Merger-Related Charges
                                 Accounting      Restructuring      ---------------------------------------------------------------
(In millions)                   Adjustments            Charges         2001        2002           2003        2004           Total
-----------------------------------------------------------------------------------------------------------------------------------
Personnel related             $         289                102           22          18             28           6             465
Premises and equipment                  102                 10            9          28             30          15             194
Contract cancellations                   93                  -            -           -              -           -              93
Other assets                             75                  -            -           -              -           -              75
Occupancy related                        55                  -            6          18             57          18             154
Conversion related                        -                  -           10          69            110          96             285
Communication related                     1                  -           20          11             17           -              49
Other                                    82                  -           11          24              8           4             129
-----------------------------------------------------------------------------------------------------------------------------------
        Total                 $         697                112           78         168            250         139           1,444
-----------------------------------------------------------------------------------------------------------------------------------